FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/18/2025

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s presentation during the June 18, 2025 meeting with analysts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: June 18, 2025

NYSE - June 18, 2025

Analyst Day

Máximo Vedoya, CEO

Forward-Looking Statements and Non-IFRS Alternative Performance Measures

This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, "Ternium") that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium's business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

This presentation includes certain non-IFRS alternative performance measures such as Adjusted Net Result, Adjusted Equity Holders' Net Result, Adjusted Earnings per ADS, Adjusted EBITDA, Cash Operating Income, Net Cash and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Ternium's applicable quarterly results Press Release in Exhibit I. These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Agenda

- TERNIUM PROFILE & BUSINESS CONTEXT →
- MEXICO →
- BRAZIL →
- ARGENTINA →
- ENHANCING OPERATIONAL EFFICIENCY →
- CONCLUSION →



Ternium Profile

Broad presence in Latin America's main steel markets

$17.6 B
2024 Net sales

15.6 M
2024 Steel shipments

34,000
Employees

Finished Steel Production Capacity
22.3

Iron Ore Production Capacity
13

Integrated Facilities
7

Note: In million metric tons. Including Usiminas.


MEXICO
Steel
3 Upstream
8 Downstream
8 Service centers
12 Distribution centers
Mining
3 Open pit mines
Peña Colorada operation has a 50% participation
GUATEMALA
1 Downstream
6 Service centers
13 Distribution centers
UNITED STATES
1 Downstream
EL SALVADOR
2 Service centers
2 Distribution centers
NICARAGUA
1 Service center
1 Distribution center
COSTA RICA
1 Service center
1 Distribution center
COLOMBIA
1 Upstream
1 Downstream
5 Service centers
6 Distribution centers
REFERENCES
DRI_EAF
BF-BOF
Steel processing
Mining
Ternium
Usiminas
BRAZIL
Ternium Steel
1 Upstream
Usiminas Steel
1 Upstream
2 Downstream
7 Service centers
7 Distribution centers
Mining
3 Open pit mines
ARGENTINA
1 Upstream
5 Downstream
6 Service centers
2 Distribution centers
STEEL SHIPMENTS 2024
Mexico 52.5%
Brazil 25.2%
Southern Region 11.6%
Other markets
USA 5.5%
Colombia 4.1%
Others 1.1%

Business Context

Uncertainty as the main market force

CHINA'S UNFAIR TRADE PRACTICES HARMING GLOBAL MANUFACTURING

U.S. RESPONSE: TRADE ACTION

RISING UNCERTAINTY IN THE GLOBAL ECONOMY

SHIFT FROM GLOBALIZATION TO REGIONALIZATION

China share of global manufacturing


2000 – 6%
2024 – 32%
2030 – 45%

IMF economic growth projection revision

[%]	2023	2024	2025p Jan-25	2025p Apr-25	Apr-25 vs. Jan-25 [pp]
World	3.5	3.3	3.3	2.8	-0.5
China	5.4	5.0	4.6	4.0	-0.6
USA	2.9	2.8	2.7	1.8	-0.9
Europe	0.4	0.9	1.0	0.8	-0.2
Mexico	3.3	1.5	0.8	-0.3	-1.1
Brazil	3.2	3.4	2.2	2.0	-0.2
Argentina	-1.6	-1.7	5.0	5.5	+0.5
Colombia	0.7	1.7	2.5	2.4	-0.1

Mexico



Mexican Steel Market

Attractive market with a significant demand for high-end steel products

- Continuous growth of steel demand during the last decades.
- Strong development of manufacturing industry.
- Ternium is well positioned to substitute steel imports.
- Leader in Mexico's flat steel market.
- Substantial expansion of product range in the last ten years.
- Expansion projects to further strengthen competitive position.

Steel shipments by sector (2024)



37%
Industry
37%
Construction
27%
Automotive

Apparent flat steel use (2024)



51%
49%
Local
Net Imports

TX industrial shipments (Kton/year)



+40%
3,674
4,534
4,567
5,176
2015
2018
2021
2024

Apparent steel use (million tons)



6.6
27.6
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Mexican Steel Market

USMCA likely to benefit from shifting trade patterns

- A strong USMCA is vital to compete in a regionalized world.
- Trade among USMCA members represented $1.7 trillion in 2024.
- US exports to Mexico and Canada account for 33% of total US exports.
- The USMCA revision is an opportunity to ensure resilient supply chains, fair competition and job protection.

STEEL TRADE

- USMCA's $39 billion steel trade deficit with Asia is a potential reshoring and boost of intra-regional trade.
- USMCA's rules of origin need to strengthen to enhance defense against unfair trade.

Main commercial partner by state (Jan – Apr 2025)



Mexico
Canada
China
Germany
Malaysia
Ireland
Taiwan
Switzerland
Japan

2024 Steel trade (in thousand tons)



US to Mexico
4,341
US Surplus
2,281
Mexico to US
2,060

Mexican Steel Market

New slab mill set to enhance competitive position in USMCA

- First EAF-based slab mill that will produce exposed automotive steel.
- Less than half CO_2 emission intensity than previously possible.
- Proprietary low-nitrogen steel production process developed by Ternium.
- Melted and poured in the USMCA to strengthen competitive position.
- Reduction of operating costs.
  - More efficient programming of production facilities.
  - Simplified internal logistics.

CO_2 Emissions/Ton of crude steel



2.3
1.1
0.9
0.8
2023
2027
2028
2030
World Avgerage
BF-BOF route
Ternium's New Steel Mill
DRI-EAF route

2027 – New steel slab mill

54% lower CO_2 emissions vs. BF-BOF average

Low-Emission Steelmaking
- Steel slabs through the DRI/EAF route
- Higher scrap use (from ~13% to 35%)

2028 – Renewable energy

15% additional decrease in CO_2 emissions

Green Energy Input
- 50% renewable energy for DRI-EAF
- ~300,000 tCO_2/year Scope 2 reduction

2030 – CCU and CCS solutions

11% additional decrease in CO_2 emissions

Carbon Capture
- CCU/CCS adoption pending market & regulatory conditions

*Note: Emission intensity includes scope 1, 2 & 3 Cat 1. GHG Protocol methodology

Mexican Steel Market

Enhanced capabilities to offer differentiated products and services

- **Broadened product portfolio**
New qualities and a new dimensional range for automotive, industrial and construction applications.

- **Accelerated introduction of new products**
Through Ternium Lab's rapid certification process.

- **Enhanced customer service**
Supported by reduced lead times and a strengthened supply chain.

- **Productivity and efficiency gains**
Resulting from streamlined production routes and simplified internal logistics.

HIGH-END PRODUCTS ADDITIONS TO TERNIUM'S PORTFOLIO

PHASE I - **2012**

High-end automotive galvanized & galvannealed products

PHASE II - **2021**

Hot-rolled advanced high-strength steel

Hot-rolled ultra high-strength steel

Oil & gas sour-service grades

PHASE III - **2026**

Low-CO_2 automotive steel

Exposed pickled & oiled steel

Cut-to-length stress-relieved high-strength steel

Galvanized medium-gauge high-strength steel

Galvanized-based coatings


Ternium

Brazil



Brazilian Steel Market

Sophisticated market with significant industrial sector

- Steel consumption recovering in the last few years (+9% in 2024).
- Vehicle production growing strongly (+10% in 2024).
- Chinese steel imports continue to be a concern.
- Flat steel imports were 26% of demand YTD, well above the 5-year average of 17%.
- China imports accounted for 76% of flat steel imports YTD.
- Import quota system renewed for 12 months, but additional measures are needed.

ANTI-DUMPING MEASURES ON STEEL IMPORTS UNDER REVIEW:

- Hot-rolled products: Investigation of imports from China (initiated in Jun'25).
- Cold-rolled products: Positive determination on imports from China (without preliminary duties).
- Coated products: Investigation of imports from China (initiated in Sep'24).
- Plate products: Sunset review on imports from China, South Korea and Ukraine.

Steel shipments by sector (2024)


44%
Industry
22%
Construction
35%
Automotive

Apparent steel use (million tons)


9.7
26.0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Brazilian Steel Market - Usiminas

Enhancing operational efficiency

KEY DEVELOPMENTS

- New VPs organizational structure
- Increase in production volumes
- Fuel rate reduction
- Coke rate reduction
- Decrease of natural gas consumption
- Improved metallic mix
- Increase in labor productivity
- Renegotiated gas supply contracts



Crude steel production (thousand tons)
Average
950
850
750
650
550
450
350
250
675
815
Three Blast Furnaces configuration
Relining and ramp up of Blast Furnace #3
Two Blast Furnaces configuration
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25



Labor Productivity (kg/man-hour)
100
111
125
+11%
+13%
1Q23
1Q24
1Q25
*1Q23 = 100



Cash COGS – Steel Segment (BRL / ton)
5,691
5,079
4,870
-11%
-4%
1Q23
1Q24
1Q25

Argentina



Argentine Steel Market

Broad based recovery of steel demand

- Macroeconomic reforms driving recovery of economic growth.
- Sectorial data point to improved activity in several steel consuming industries.
- Vehicle manufacturing expected to increase 8% in 2025.
- Energy and mining activity achieving new record highs.
- Additional reforms expected to further enhance investor confidence and stimulate investment.


Ternium

Steel shipments by sector (2024)


36%
Industry
47%
Construction
17%
Automotive

Apparent steel use (million tons)


2.7
4.2
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025e

Enhancing Operational Efficiency



Enhancing Operational Efficiency

New initiatives to decrease production costs



Steel shop

- Reduced fuel rate and purchased coke
- Increased DRI in the metallic mix
- Improved energy efficiency


OPERATIONAL EFFICIENCY INITIATIVES
> $300 million annual savings expected

Logistics

- Reduced demurrage
- Higher load rates
- Improved in-plant transportation efficiency

Energy

- New windfarm in Argentina
- Energy efficiency initiatives

Labor

- Increase of labor productivity

Maintenance

- Optimization of maintenance cycles
- Efficient management of materials and spare parts

Enhancing Operational Efficiency

Intensive use of IT solutions



AI S.M.A.R.T
MANUFACTURING
S.M.A.R.T
FACTORY
EXTENDED
BUSINESS
REAL TIME
BUSINESS
START
MANUAL
AUTOMATIC
AUTONOMOUS
AI
S.
Simulation
Digital Twins
M.
Models
& Analytics
A.
Agents
IA Assistance & Copilot
R.
Robots
Drones & Robots
T.
Tracking
Video, Sensors & IOT
Manufacturing

NEXT30 PROJECT (Jan 23 – Jun 25)

- $80 million savings currently validated.
- Roadmap, technology and payback assessed by McKinsey.
- **Main Initiatives:**
  - Control Towers (Maintenance, Supply Chain Planning, Logistics).
  - Industrial Data Lake, Predictive Maintenance, Video Analytics.
  - Cloud Strategy & Industrial Internet of Things (IIoT).
  - Industrial Cybersecurity.
  - SAP HANA Migration.

NEXT30 PLUS PROJECT (Jul 25 – Dec 27)

- Additional $90 million payback expected.
- **Main Initiatives:**
  - Digital assistants (Agentic AI & Copilot), Digital Twins & Simulation, Machine Learning-assisted apps, Citizen Data Scientists (empowered users).
  - Hyperconnectivity (5G), Cloud optimization.
  - Industrial Core (Intelligent Asset Management, Quality, Scrap 4.0).
  - Logistics Map optimization and new Control Towers (Railway, Ports).
  - SAP RISE migration, new Cost System & Budgeting.

Conclusion



Conclusion

A leading steel company in the Americas with a consistent growth track record.

Well positioned in the USMCA region to capitalize on the regionalization of supply chains.

Continued efficiency improvements remain a priority for Usiminas.

Favorable prospects in Argentina, supported by healthy macroeconomic fundamentals.

New initiatives driving productivity and efficiency.

Commitment to delivering sustainable long-term shareholder value.



Thank You

Find us on:

www.ternium.com